[Letterhead of Perfect World Co., Ltd.]

September 9, 2010

VIA EDGAR AND FACSIMILE

Craig Wilson, Senior Assistant Chief Accountant

Melissa Walsh, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Perfect World Co., Ltd. (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2009 (“2009 20-F”)

File No. 001-33587

Dear Mr. Wilson and Ms. Walsh:

This letter sets forth the Company’s response to the comments contained in the letter dated August 6, 2010 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2009 20-F. The comments are repeated below and followed by the response thereto.

Form 20-F for Fiscal Year Ended December 31, 2009

Operating and Financial Review and Prospects, page 58

1. You indicate in your discussion of factors affecting your results of operations that your revenue growth is dependent on the number of players, their playtime, and average spending of each player, among other factors. We also note your discussion of changes in aggregate average concurrent users, active paying customers, and average revenue per active paying customer in your quarterly earnings releases on Form 6-K. Tell us what consideration you gave to discussing and analyzing these measures for each of the periods presented within your operating and financial revenue and prospects section. Indicate whether they are considered by management to be key performance indicators. Explain and quantify any related trends, events or uncertainties that are reasonably expected to have a material impact on your liquidity, capital resources and/or results of operations. Also tell us what consideration you gave to quantifying the extent to which material changes in revenues are attributable to changes in price or changes in volume over the last three years. Refer to Item 5 of Form 20-F and Section III.B of SEC Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The Company respectfully advises the Staff that its revenue growth ultimately depends on its ability to develop games that cater to customer preferences and market trends and to increase monetization of its existing and future games. As disclosed in the 2009 20-F, the year-over-year increases in its revenues during the three-year period ended December 31, 2009 were primarily due to the expansion of its game portfolio and successful launch of expansion packs for existing games. The operating data disclosed in the Company’s quarterly earnings releases on Form 6-K, i.e., aggregate average concurrent users (ACU), active paying customers (APC) and average revenue per active paying customer (ARPU), are supplementary in nature and are not considered to be key performance indicators by the Company’s management. While the Company’s quarterly revenues generated from online game operations steadily increased on a sequential basis from the first quarter of 2008 to the fourth quarter of 2009, the operating data in the same periods fluctuated, as disclosed in the Company’s quarterly earnings releases on Form 6-K. In practice, the Company calculates those operating data only on a quarterly basis, and there is no clear trend in these data that is expected to have a material impact on the Company’s liquidity, capital resources and/or results of operations.

As to the extent to which material changes in revenues are attributable to changes in price or changes in volume over the last three years, the Company respectfully advises the Staff that it is not able to quantify such impact in a materially accurate manner due to the variety of products and services and the frequency of price adjustment. The Company’s business is different from companies that sell standardized products or services. The Company derives revenues primarily from games operated under the item-based revenue model. There are numerous in-game items that players can purchase while playing these games, and prices vary significantly among different items. At any given time, the Company may adjust prices for these items based on the analysis of a series of benchmarks as of the time of adjustment, and the Company has been adjusting prices from time to time without a regular schedule. Therefore, it is not possible to quantify the impact of changes in prices of various in-game items on the Company’s revenues. Similarly, there are substantial differences in purchase patterns of paying players of the Company’s games in terms of the amount and frequency of expenditure on game items, and it is not possible to quantify the extent to which changes in revenues are attributable to changes in the number of paying players.

Liquidity and Capital Resources, page 79

2. We note that the amount of cash provided by advances from customers and deferred revenues declined in 2009 in contrast to the fairly comparable amounts provided in 2007 and 2008. Tell us what consideration you gave to discussing and analyzing the underlying drivers contributing to this difference in 2009. Also indicate the extent to which the underlying reasons for the difference represent trends, events and/or uncertainties that are reasonably expected to have a material impact on your liquidity, capital resources and/or results of operations.

The Company respectfully advises the Staff that, in the Cash Flows and Working Capital section of the 2009 20-F, the Company followed the disclosure approach whereby the underlying factors contributing to cash flows for each year are discussed and analyzed.

The difference in the rates of increase in deferred revenues and advances from customers in the sequential comparisons for the past three years was primarily due to the timing of the launch of new games and the performance of the Company’s existing games and newly-launched games. The Company does not believe this represents trends, events and/or uncertainties that are reasonably expected to have a material impact on its liquidity, capital resources and/or results of operations. The Company currently has a number of new games in the pipeline. The introduction of a new game, if proved popular among players, may result in a significant increase in deferred revenues and advances from customers.

3. It does not appear that you have provided discussion explaining the increase in accounts receivable in the captions “Cash Flows and Working Capital” or “Operating Activities” for the year ended December 31, 2009. Please tell us how you considered the disclosure requirements of Part 1. Item 5. B. of Form 20-F regarding your assessment of factors and trends associated with the increase in accounts receivable. Explain your assessment of this increase to the extent it is anticipated to have a material effect on your financial condition and results of operation in future periods.

The Company respectfully advises the Staff that the increase in its accounts receivable is largely in line with the overall expansion of its business, and such increase is not expected to have a material adverse effect on its financial condition and results of operations in future periods. The increase in accounts receivables has not had any impact on collectability. As there were no material discrete items impacting the balance, the Company did not consider additional disclosure necessary.

In response to the Staff’s comment, the Company will expand the disclosure to provide greater insight into the underlying factors that have significant impacts on cash flows for a particular year in its future Form 20-Fs.

*        *        *

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2009 20-F, please contact the undersigned at (86 10) 5885-1120 or the Company’s U.S. counsel, Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740-4850.

Thank you very much.

Very truly yours,

/s/ Kelvin Wing Kee Lau
Kelvin Wing Kee Lau
Chief Financial Officer

cc:	Michael Yufeng Chi, Chairman and Chief Executive Officer, Perfect World Co., Ltd.

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong

Geoffrey Wang, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Beijing

4